8/12/04

8-[illegible]-04

SECU 04013037 MMISSION

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SEC FILE NUMBER
8- 49056

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 12 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Local Securities Corp

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP

(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

LOCAL SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

KPMG

700 Oklahoma Tower
210 Park Avenue
Oklahoma City, OK 73102-5671

Independent Auditors' Report

The Board of Directors and Stockholder
Local Securities Corporation:

We have audited the accompanying statements of financial condition of Local Securities Corporation (the Company) (a wholly owned subsidiary of Local Oklahoma Bank) as of December 31, 2003 and 2002. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Local Securities Corporation as of December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 30, 2004

LOCAL SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2003 and 2002

		2003	2002
Assets:			
Cash and cash equivalents	$	1,577,608	1,027,294
Certificates of deposit		—	100,000
Variable annuity		515,660	202,231
Commissions receivable		123,252	138,262
Receivable from affiliates		—	15,947
Investment in limited partnership, cost basis of $263,255 and $259,909 at December 31, 2003 and 2002, respectively		135,565	170,754
Investment in joint venture		4,480	—
Investment in limited liability company, at cost		80,000	60,000
Deposits with clearing organization		100,000	100,000
Equipment, net of accumulated depreciation of $186,058 and $151,153 at December 31, 2003 and 2002, respectively		120,138	139,189
Other assets		3,572	3,705
Total assets	$	2,660,275	1,957,382
Liabilities:			
Accounts Payable	$	11,366	—
Accrued expenses		113,921	237,843
Commissions payable		74,990	26,318
Payable to affiliates		6,038	—
Total liabilities		206,315	264,161
Stockholder's equity:			
Common stock, par value $1 per share. Authorized 1,300,000 shares; issued and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		413,288	413,288
Retained earnings		2,039,672	1,278,933
Total stockholder's equity		2,453,960	1,693,221
Commitments and contingent liabilities (note 5)			
Total liabilities and stockholder's equity	$	2,660,275	1,957,382

See accompanying notes to statements of financial condition.

(1) Significant Accounting Policies

Local Securities Corporation (the Company) is a wholly owned subsidiary of Local Oklahoma Bank (Local). Local Financial Corporation (Local Financial) is the bank holding company that owns all of the outstanding common stock of Local. Local Securities Corporation is a registered broker-dealer under the Securities Exchange Act of 1934 using Pershing, ABNY Securities Group Co., (on a fully disclosed basis), as a facilitator to perform certain execution and clearing functions.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. In preparing financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

(a) Income Taxes

The Company is included in Local Financial's consolidated income tax returns. The tax allocation agreement with Local's parent company requires the Company to provide income taxes as if the Company filed separate income tax returns. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company had a deferred tax asset related to unrealized losses on investment in limited partnership of approximately $45,000 and $31,000 at December 31, 2003 and 2002, respectively.

(b) Equipment

Equipment is stated at cost less accumulated depreciation and depreciated over the estimated useful lives (three to five years) of the assets using the straight-line method.

(c) Cash and Cash Equivalents

At December 31, 2003 and 2002, cash and cash equivalents include $1,459,820 and $934,541, respectively, invested in money market accounts.

(d) Certificate of Deposits

Certificates of deposits are carried at cost which approximates market.

(e) Variable Annuity

The investment in variable annuity guarantees a rate of 3% with all funds placed in a fixed account and may be surrendered at any time, with full principal being guaranteed by New York Life Insurance Company and Annuity Corporation.

(Continued)

(f) Investment in Limited Partnership

The investment in limited partnership is carried at fair value as determined annually by the general partners under the supervision of the partnership's advisory board. The Company owned an 18.4% limited partner interest in the limited partnership at December 31, 2003 and 2002. A general partner in the limited partnership was elected to the board of directors of Local Financial in September 2001.

(g) Investment in Limited Liability Company

The investment in limited liability company is recorded at cost, which approximates fair value, at December 31, 2003 and 2002.

(h) Investment in Joint Venture

During 2003, the Company invested $35,000 for a 50% interest in a joint venture operating as American Horizon Insurance Agency. The Company accounts for the investment using the equity method of accounting. The equity method of accounting recognizes the Company's share of net income (loss) of the joint venture in the accompanying statements of operations in the caption "equity in operations of joint venture".

(i) Recently Issued Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities*, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and, accordingly, should consolidate the entity. The result of the adoption of this interpretation as of December 31, 2003 had no effect on the Company's financial position.

(j) Reclassifications

Reclassifications have been made to certain amounts reported in 2002 to conform to the 2003 presentation.

(2) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of 6⅔% of aggregate indebtedness or $50,000. At December 31, 2003, the aggregate indebtedness ratio was 0.10 to 1 on computed regulatory net capital of $1,984,820.

Part IIA of the Company's most recent annual report to the Securities and Exchange Commission (the Commission) is available for examination at the Company's office and the regional office of the Commission in Fort Worth, Texas.

(3) Subordinated Liabilities

The Company incurred no liabilities subordinated to claims of general creditors as of December 31, 2003 and 2002.

(4) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determining Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(5) Commitments and Contingent Liabilities

In 1999, the Company entered into a subscription agreement to purchase an interest in a limited partnership. The subscription commitment under the agreement totaled $300,000. The Company had approximately $37,000 and $40,000 outstanding under the commitment at December 31, 2003 and 2002, respectively.

In 2001, the Company entered into a subscription agreement to purchase an interest in a limited liability company. The subscription commitment under the agreement totaled $100,000. The Company had approximately $20,000 and $40,000 outstanding under the commitment at December 31, 2003 and 2002, respectively.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

(6) Subsequent Events

In January 2003, Local Financial signed a definitive agreement pursuant to which International Bancshares Corporation (IBC) will acquire Local Financial Corporation and Subsidiaries which includes Local Securities Corporation. The transaction is subject o regulatory approvals and the approval of Local Financial's stockholders.